Exhibit 99.3

3 Azrieli Center, the Triangle Building, 42nd Floor
Tel-Aviv, Israel
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 24, 2008
Please sign, date and mail the enclosed proxy in the envelope provided as soon as possible.
The undersigned hereby constitutes and appoints DORON BIRGER and DONNA GERSHOWITZ and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the “Company”), standing in the name of the undersigned at the close of business on November 21, 2008 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on December 24, 2008, at 3:00pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:
Please mark your vote in blue or black ink as shown here               ☒
1. Proposal No. 1 – To elect the following nominees to hold office as directors until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law: Arie Mientkavich, Avraham Asheri, Prof. Gabi Barbash, Ari Bronshtein, Rona Dankner, Ami Erel, Avraham Fischer, Shay Livnat, Dori Manor and Arie Ovadia.

☐	FOR all listed nominees ☐ AGAINST all listed nominees
☐	FOR All Except (see instructions below): ¡ Arie Mientkavich; ¡ Avraham Asheri; ¡ Prof. Gabi Barbash; ¡ Ari Bronshtein,
¡ Rona Dankner; ¡ Ami Erel; ¡ Avraham Fischer; ¡ Shay Livnat; ¡ Dori Manor, ¡Arie Ovadia.
INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2. Proposal No. 2 – To appoint Kost Forer, Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees.

☐FOR ☐AGAINST ☐ABSTAIN
The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” in each Proposal listed above.

IMPORTANT: Please sign exactly as name appears on this Proxy. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.	Dated: , 2008